FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

18 May 2012

SALE OF UPSTATE NEW YORK RETAIL BRANCHES TO FIRST NIAGARA COMPLETES
***Branches sold for a consideration of US$0.9bn***
***HSBC to retain commercial banking operations in the Upstate NY market***

On 31 July 2011, HSBC announced that its wholly-owned subsidiary HSBC Bank USA, N.A. and other wholly-owned subsidiaries, had agreed to sell 195 retail branches, primarily in Upstate New York1, to First Niagara Bank, N.A. ("First Niagara")2.

The sale to First Niagara completed today. Consideration received, based on figures at 30 April 2012, was approximately US$0.9bn3.

At 30 April 2012, the branches held approximately US$14.5bn in deposits and over US$4bn of brokerage and insurance assets under management. As at 30 April 2012 the branches had outstanding loans to customers of US$2.2bn.

HSBC Bank USA, N.A. remains committed to serving and further developing corporate banking relationships in Upstate New York, including the provision of a full suite of international commercial banking offerings, including trade and cash management products and services.

Media enquiries to:

Chicago
Neil Brazil	+1 847 208 4319	neil.brazil@us.hsbc.com

Investor Relations enquiries to:

London
Guy Lewis	+44 (0)20 7992 1938	guylewis@hsbc.com
Robert Quinlan	+44 (0)20 7991 3643	robert.quinlan@hsbc.com
Hong Kong
Hugh Pye	+852 2822 4398	hugh.pye@hsbc.com

Notes to editors:

'HSBC' means HSBC Holdings plc or one of the US companies in the HSBC Group - HSBC Bank USA, National Association; HSBC Securities (USA) Inc.; and HSBC Technology & Services (USA) Inc. - as the context may require.

(1) Number includes 183 branches in New York's Upstate region, four branches in northern Westchester County, NY, two branches in Putnam County, NY, and six branches in Connecticut.

(2) First Niagara has assigned its rights to acquire 57 of the 195 branches it acquired and expects those subsequent divestitures to close in the third quarter of 2012.

(3) Subject to adjustment based on the 18 May 2012 final closing balances.

HSBC Bank USA, National Association, with total assets of $206.8bn as of 31 March 2012 (US GAAP), serves 3.8 million customers through its personal financial services, commercial banking, private banking, asset management, and global banking and markets segments. It operates more than 470 bank branches throughout the United States. There are over 370 in New York state as well as branches in Connecticut, Washington, D.C., Florida, New Jersey, Pennsylvania, Maryland, Virginia, California, Delaware, Illinois, Oregon and Washington State. HSBC Bank USA, N.A. is the principal subsidiary of HSBC USA Inc., an indirect, wholly-owned subsidiary of HSBC North America Holdings Inc., one of the nation's largest bank holding companies by assets. HSBC Bank USA, N.A. is a member of the FDIC.

The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,200 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,637bn at 31 March 2012, the HSBC Group is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                            Date: 21 May 2012